Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 12 - 2012

May 10, 2012

FOR IMMEDIATE RELEASE

AURIZON REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

Aurizon reports unaudited financial results for the first quarter of 2012, which have been prepared on the basis of available information up to May 9, 2012.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  All dollar amounts are in Canadian dollars unless otherwise stated.

First Quarter 2012 Highlights and Significant Items

▪	EBITDA (1) of $22.3 million, 74% higher than $12.8 million in same quarter of 2011.

▪	Net profit of $8.3 million, or $0.05 per share, 238% higher than $2.4 million, or $0.02 per share, for the same quarter in 2011.

▪	Operating profit margin per ounce (1) increased 31% to US$1,011, due to higher realized gold prices.

▪	Gold production of 33,488 ounces.

▪	Cash balances of $199 million and no debt.

From the President and Chief Executive Officer, George Paspalas:

“Casa Berardi continues to deliver solid operating margins for us and we are well advanced on the capital works programs scheduled for this year at the mine to realize its future potential. The modified mine plan in the first quarter will not adversely affect 2012 production.  We are looking forward to the Joanna feasibility study completion, updates on Heva and the Hosco West extension drilling results, resource updates on the Marban and Fayolle properties, and further exploration updates in-mine at Casa Berardi in the second quarter.”

FINANCIAL RESULTS

Financial review of the first quarter 2012

Net Profit of $8.3 million, or $0.05 per share, was achieved in the first quarter of 2012, 238% higher than the net profit of $2.5 million, or $0.02 per share, in the same period of 2011.  Results were positively impacted by higher realized gold prices.

Revenue from Casa Berardi operations increased 20% to $56.8 million in the first quarter of 2012 from the sale of 33,364 ounces of gold, compared to $47.2 million from the sale of 34,306 ounces of gold in the same quarter of 2011. The average realized gold price was US$1,692 per ounce and the average Cad/US exchange rate was 1.0, compared to realized prices of US$1,392 per ounce at an average exchange rate of 0.98 in the same quarter of 2011.  The average London afternoon gold fix for the first quarter of 2012 was US$1,691 per ounce compared to US$1,384 per ounce for the same period of 2011.

1 See “Non-GAAP” measures on pages 5 & 6.

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 2

Cost of sales for the first quarter of 2012, comprising operating costs and depreciation and amortization of $23 million and $7.8 million respectively totalled $30.8 million.  On a unit cost basis (2), total cash costs per ounce of gold sold were US$681 and depreciation and amortization was US$234 per ounce, for a total production cost of US$915 per ounce.  A lack of available shotcrete equipment and difficult ground conditions resulted in changes to the mining sequence, which impacted ore throughput and ore grades.  As a result, unit operating costs (2) on a Canadian dollar per tonne basis in the first quarter of 2012 were 7% higher than plan at $152 per tonne.

Gross profit of $25.9 million in the first quarter of 2012 increased significantly from $18.0 million for the same period of 2011.  Rising gold prices allowed operating profit margins (2) to increase to US$1,011 per ounce compared to US$771 per ounce in the same quarter of 2011.

EBITDA (2) rose 74% to $22.3 million, compared to $12.8 million in 2011, as a result of higher gold prices and lower general administrative costs, partially reduced by higher total cash costs per ounce.

Exploration expenditures in the first quarter of 2012 were $6.7 million compared to $7.1 million in the same period of 2011.  Exploration activities in 2012 were conducted primarily on the Marban and Fayolle projects in addition to continued exploration and feasibility work at Joanna.

General and administrative costs in the first quarter of 2012 totalled $4.9 million compared to $6.1 million for the same period of 2011.  Included in these costs are non-cash stock based compensation charges totalling $1.3 million compared to $1.4 million in the same period of 2011.  In the first quarter of 2012, the establishment of a deferred share unit plan for non-executive directors resulted in a charge of $0.5 million to general and administrative costs.  Included in the first quarter 2011 general and administrative costs is a charge of $1.6 million representing the fair value of estimated employee incentive payments.

Income and resource taxes totalled $6.6 million, or 45% of pre-tax earnings, for the first quarter of 2012, up from $2.5 million, or 50% of pre-tax earnings, for the same period of 2011.  The Canadian statutory income and resource tax for the Company in 2012 is 38.4%.  The difference in the statutory rates from the effective rates is due to the non-deductibility of certain costs, particularly for the determination of the Quebec resource tax.

Cash flows from operating activities in the first quarter of 2012 totalled $3.4 million, compared to $14.5 million in the same period of 2011.  The decrease in cash flow from a year ago is principally due to income and resource tax payments totalling $24.5 million in the first quarter of 2012 in respect of 2011 taxes owing and 2012 tax installments, and is also the primary factor resulting in the $12.9 million increase in non-cash working capital.

Investing activities totalled $20.5 million in the first quarter of 2012, compared to $11 million for the same period of 2011.  Capital expenditures at Casa Berardi totalled $15.4 million in the first quarter of 2012, of which $12.6 million was on sustaining capital and development, and $2.8 million was on exploration activity.

Financing activities during the first quarter of 2012 resulted in cash inflows totalling $2.3 million from incentive stock option exercises.

2See “Non-GAAP” measures on pages 5 & 6.

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 3

FINANCIAL POSITION

Balance Sheet

As at March 31, 2012, cash and cash equivalents were $198.7 million, compared to $213.5 million as at December 31, 2011.  Cash balances were impacted by income and resource tax payments totalling $24.5 million in the first quarter of 2012 in respect of 2011 taxes owing and 2012 tax installments.  Working capital increased to $200.2 million from $197.9 million as at December 31, 2011.

OPERATING RESULTS

Casa Berardi

Summary of Key Operational Statistics
	2012	2011
	Q1	Q1	Q2	Q3	Q4
Operating results
Tonnes milled	164,728	161,036	178,233	188,571	170,283
Grade – grams/tonne	6.99	6.85	8.00	7.95	9.13
Mill recoveries - %	90.5%	90.2%	90.4%	92.2%	92.0%
Gold production – ozs	33,488	31,976	41,417	44,457	45,995
Gold sold – ozs	33,364	34,306	39,900	40,257	50,787
Per ounce data – US$(3)
Average realized gold price (i)	$1,692	$1,392	$1,521	$1,695	$1,655
Total cash costs (ii)	$681	$621	$544	$497	$498
Amortization (iii)	234	238	225	250	238
Total production costs (iv)	$915	$859	$769	$747	$736

Table footnotes:
(i)	Realized gold prices divided by ounces sold.
(ii)	Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
(iii)	Depreciation and amortization charges.
(iv)	Total cash costs plus depreciation and amortization charges.

CASA BERARDI DISCUSSION

Operational results

Gold production from the Casa Berardi mine in the first quarter of 2012 totalled 33,488 ounces, lower than plan, however, 5% higher than the first quarter 2011 production of 31,976 ounces.  A lack of available shotcrete equipment and difficult ground conditions resulted in changes to the mining sequence in the first quarter of 2012.  This impacted both ore throughput and ore grades.  Additional shotcrete equipment will be operational in June 2012 which will increase shotcreting and rehabilitation capacity.

3See “Non-GAAP” measures on pages 5 & 6.

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 4

Daily ore throughput of 1,810 tonnes per day at an average grade of 6.99 grams per tonne was achieved in the first quarter 2012, compared to 1,789 tonnes per day at an average grade of 6.85 grams per tonne in the same quarter of 2011.  Higher ore throughput and higher ore grades were the principal factors for the higher gold production in 2012, as metallurgical recoveries were similar in both quarters.  Unit operating costs(3) on a Canadian dollar per tonne basis in the first quarter of 2012 were higher than plan, at $152 per tonne, due to difficult ground conditions and a lack of available shotcrete equipment impacting ore throughput.  Unit operating costs (4) in the same quarter of 2011 were $129 per tonne.

The anticipated higher unit operating costs on a per tonne basis in 2012, resulted in total cash costs (4) of US$681 per ounce in the first quarter of 2012, compared to US$621 in the same quarter of 2011.  A combination of an 18% increase in unit operating costs partially offset by 2% higher ore grades resulted in the higher total cash costs per ounce in the first quarter of 2012, compared to the same quarter of 2011.

Rising gold prices have allowed operating profit margins (4) to increase to US$1,011 per ounce compared to US$771 per ounce in the same quarter of 2011.

Higher average ore throughput and grades are anticipated for the balance of 2012, which is expected to result in higher gold production and lower total cash costs per ounce than those realized in the first quarter of 2012.

Casa Berardi Shaft Deepening

Shaft deepening of the West Mine production shaft, from the 760 metre level down to the 1,080 metre level continued, in addition to the construction of a loading pocket at the 795 level and the installation of a sinking hoist. Shaft deepening is expected to be completed in early 2013 and operational by the second quarter of 2013.  The shaft will provide access to the lower portion of Zones 113, 118, and 123 from a drift at the 1,010 metre level. As a result of production priorities impacting the scheduling and productivity of the shaft deepening, as well as general inflationary cost pressures, the capital costs for the shaft deepening and lateral drift development at the 1,010 metre level to access Zones 113, 118 and 123 is now projected to be $40 million, of which $13.3 million has been incurred to date.  Approximately $15.2 million of the remaining expenditures will be incurred in 2012 and the balance in 2013.

Casa Berardi Exploration

Three surface rigs and eight underground drill rigs were active at Casa Berardi during the quarter.  One surface drill rig was active exploring Zone 160 near the East mine mill facilities where there may be an opportunity to establish an open pit operation.  A second surface drill rig was actively exploring the Principal Zone and another exploring the depth extensions of the West Mine area.  The underground drill rigs were primarily focused on infill and step-out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 123.

FEASIBILITY & EXPLORATION DISCUSSION

Joanna Gold Development Property

Feasibility study work on the Hosco deposit continues, with completion of the study anticipated by midyear.  Activities in the first quarter included cost-optimization studies, a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work, as well as studies on waste and tailings characterization for potential metal leaching and acid generation, optimization of civil works, and selection of the optimal daily processing rate. The results of the various studies will be incorporated into the feasibility study.

4See “Non-GAAP” measures on pages 5 & 6.

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 5

Two to three drill rigs were active in the first quarter of 2012, completing 16,675 metres of drilling as part of a $3.6 million exploration program targeting the Heva Zone area and western extension of the Hosco deposit, between surface and a depth of 200 metres, which corresponds to a 2.5 kilometre strike length along the Cadillac Fault.  The objective of the program is to test the continuity of the near surface mineralized system westward from the Hosco deposit at an initial 100 metre drill spacing.

Assays have been received from thirty six drill holes, of which thirty three drill holes intersected one to six mineralized intervals, calculated with a minimum cut off parameter of 0.5 grams per tonne gold over 5 meters.  Of these, eight holes returned at least one drill interval with a grade of more than 3 grams per tonne gold over a minimum thickness of 3 metres.

Initial metallurgical test work of the Heva mineralization indicates that it is non-refractory, and could potentially deliver high recoveries through direct cyanidation of the ore.

Marban Property

Four drill rigs were active in the first quarter of 2012, completing 24,171 metres of drilling as part of a $4.9 million exploration program that includes 34,000 metres of diamond drilling, an updated mineral resource estimate and basic technical studies, as well as metallurgical testwork.  The focus of the drilling is to outline the Marban deposit between surface and a vertical depth of 250 metres in order to evaluate the economic potential and to test the depth extensions of the Marban deposit; to follow up on the drill fences completed during first phase between the Norlartic and Marban deposits; and to investigate select exploration targets previously outlined on the Marban property.  An updated resource estimate is expected to be completed by the end of the second quarter of 2012.

Preliminary metallurgical testing of two composite samples from the Marban property conducted by SGS Mineral Services indicates favourable gold recoveries.  Ore cyanidation testing produced results ranging from 95.4% to 97.6% gold recoveries.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Fayolle Property

One to two drill rigs were active in the first quarter of 2012, completing 7,100 metres of drilling for continued exploration of the Fayolle property, defining the size and geometry of the Fayolle deposit, looking for extensions, and improving the quality of the resources with 25 metre spaced drilling.  An updated resource estimate is expected to be completed by the end of the second quarter of 2012.

Aurizon can earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

NON-GAAP MEASURES

Realized gold price per ounce

Realized gold price per ounce is a non-GAAP measure and is calculated by adjusting revenue for silver by-product sales and then dividing that by the gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For the first quarter of 2012, there were silver sales adjustments totalling $0.3 million, compared to silver sales adjustments totalling $0.2 million in the same period of 2011. There were no gold derivative adjustments required for either period.

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 6

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the Statements of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.  For the first quarter of 2012, operating costs were decreased by inventory adjustments of $2.0 million, compared to an inventory adjustment increase of $0.6 million for the same period in 2011.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the first quarter of 2012, the average realized gold price was US$1,692 less total cash costs of US$681 for an operating profit margin of US$1,011, compared to an average realized gold price of US$1,392 less total cash costs of US$621 for an operating profit margin of US$771 in the same quarter of 2011.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and amortization charges, finance expense, finance income, and income tax expense.  The following table provides a reconciliation of net profit to EBITDA for the first quarter ended March 31, 2012 and 2011:

	First Quarter
	2012	2011

Net profit for the period	$8,263	$2,446
Depreciation and amortization	7,798	8,036
Finance income	(572)	(339)
Finance costs	222	200
Income tax expense	6,634	2,451
EBITDA	$22,345	$12,794

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 7

OUTLOOK

Casa Berardi Operations

Gold production and operating cost guidance for 2012 remains unchanged at 155,000 to 160,000 ounces at total cash costs of US$600 per ounce, assuming a Canadian dollar exchange rate at parity against the U.S. dollar for the balance of the year.

Onsite mining, milling and administration costs for 2012 are expected to decrease from the $152 per tonne experienced in the first quarter and average $134 per tonne for the year, unchanged from previous guidance.

Capital expenditures at Casa Berardi, funded from operating cash flow, are estimated to total $80 million in 2012 ($11.4 million incurred in first quarter 2012), as a result of three major capital projects: shaft sinking, construction of a paste backfill plant to maximize the extraction of high grade ore from Zone 113 and to allow greater mining flexibility, and continued replacement of mobile equipment.

An additional $9.4 million will be invested on exploration at Casa Berardi in 2012 ($2.8 million incurred in the first quarter 2012) which will include approximately 88,000 metres of surface and underground diamond drilling.  Up to 3 surface and 5 - 7 underground drill rigs will be active during the course of 2012.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as identifying extensions of these structures.

Manpower Transition from Contract miners to Aurizon Employees

On April 2, 2012, Aurizon advised the contractors that conduct the mining activities at Casa Berardi that the Company was going to transition from the use of contract miners to employing its own work force.  The objective of the transition is to empower the work force with a sense of belonging and pride of being Aurizon employees, reducing turnover, and improve health and safety performance without impacting operating costs.  In addition, the manpower transition plan will assist the Company in recruiting, attracting, and retaining miners who would have otherwise preferred to work directly for a mining company, rather than a contractor.  The response to date has been very encouraging and the transition is expected to be completed in the third quarter, 2012.

Feasibility and Exploration properties

Feasibility study work on Joanna’s Hosco deposit continues with completion of the study anticipated by mid-year.  Additional studies and cost-optimization plans that were initiated in August 2011, including a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work, as well as studies on waste and tailings characterization for potential metal leaching and acid generation, optimization of civil works, and selection of the optimal daily processing rate, are in various stages of progress. The results of the various studies will be incorporated into the feasibility study.

In addition, the Company has initiated a $3.6 million exploration program, comprising 24,500 metres of drilling in the area of the Heva deposit which contains 270,000 ounces in measured and indicated resources, (4.4 million tonnes at an average grade of 1.9 grams per tonne) and 421,000 ounces in inferred ounces (7.7 million tonnes with an average grade of 1.7 grams per tonne). The program will evaluate the surface potential along a 2.5 kilometre stretch of the Cadillac fault west of the Hosco deposit.

Corporate Development

Aurizon continues to focus on its organic growth within the Abitibi area and evaluate accretive opportunities within the Americas to enhance its reserve and production profile.

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 8

Conference call and webcast

Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, May 10, 2012 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon120510.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, May 17, 2012.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO: 604-687-6600
Ian S. Walton, Executive Vice-President and Chief Financial Officer: 604-687-6600
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 9

Forward Looking Statements and Information

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information relating to the Company's Casa Berardi project includes 2012 production estimates, anticipated average daily ore throughput, total cash costs per ounce, and milling and administration costs.  This information is based on assumptions that the Company believes are reasonable, including but not limited to that that the Company’s current mine plan can be achieved, general business and economic conditions will not change in a material adverse manner, material, equipment and labour costs and currency exchange rates will remain stable, and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.  Forward-looking information relating to the Joanna project includes statements regarding the Company’s expectations as to timing of completion of the feasibility study, the impact on previously estimated capital and unit operating costs of changes in the scope of the project including but not limited to the impact of the increased mineral resource base and selection of an autoclave recovery process and processing of ore on-site, the anticipated effect of the latter in mitigating risks associated with the project, and plans and budgets for exploration activities in the area of the Heva deposit.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing, and performance to be materially different from those anticipated by such information.  In relation to the Casa Berardi forward-looking information, such factors include, among others, the risk that some or all of the assumptions on which such information is based prove to be invalid including that the cost of labour, equipment or materials, including power, will increase more than expected, that the price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, unexpected occurrences that affect rates of production, including failure or disruption to plant, process or equipment, labour unrest, unexpected variations in ore reserves, grade or recovery rates, or accidents, that actual costs or actual results of reclamation activities are greater than expected.  In relation to the forward-looking information on the Joanna project, factors and risks that could materially affect such expectations and information include the possibility that changes in project parameters as plans continue to be refined, including as a result of third party review and the results of studies remaining to be completed, could have a material negative or positive impact on capital and operating costs, resource and reserves calculations, and timing of completion of the feasibility study and the impact could be material, that any of the information available to the Company to date proves to be inaccurate, that mineral resource and reserves are not as estimated, or that changes in laws relating to permitting, construction, environmental and other matters occur that affect timing, costs, and economics of the project as presently conceived.

There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of such forward-looking information including those described in Aurizon’s Annual Information Form ("AIF") filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission ("40-F"), which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

There may be factors in addition to those described herein or on the AIF and 40-F that cause actions, events or results to not be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources
The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 10

Aurizon Mines Ltd.
Interim Balance Sheets (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	March 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$198,702	$213,486
Marketable securities	681	864
Inventories	15,251	12,545
Accounts receivable and other	16,023	9,474
Derivative instrument assets	-	357
Tax credits receivable	3,842	5,210
Total current assets	234,499	241,936
Non-current assets
Property, plant and equipment	170,017	164,783
Mineral properties	5,025	4,995
Deferred finance costs	302	343
Other assets	4,035	6,324
Total non-current assets	179,379	176,445
TOTAL ASSETS	$413,878	$418,381

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$30,234	$25,788
Current income and resource tax liabilities	4,094	18,338
Total current liabilities	34,328	44,126
Non-current liabilities
Provisions	15,292	16,153
Deferred tax liabilities	31,422	36,918
Total non-current liabilities	46,714	53,071
Total liabilities	81,042	97,197

EQUITY
Shareholders’ equity
Issued capital	277,485	274,165
Contributed surplus	1,170	1,170
Stock based compensation	18,964	18,711
Accumulated other comprehensive gains (losses)	(570)	(386)
Retained earnings	35,787	27,524
Total shareholders’ equity	332,836	321,184
TOTAL LIABILITIES AND EQUITY	$413,878	$418,381

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 11

Aurizon Mines Ltd.
Interim Statements of Comprehensive Income (Unaudited)
(Expressed in thousands of Canadian dollars, except for per share data)

For the three months ended	March 31, 2012	March 31, 2011

Revenue	$56,753	$47,212
Less cost of sales	(30,822)	(29,228)
Gross profit	25,931	17,984

Other operating expenses
Exploration costs	(6,686)	(7,104)
General and administration costs	(4,856)	(6,086)
Other net gains (losses)	515	(36)
Operating profit	14,904	4,758

Finance income	572	339
Finance costs	(222)	(200)
Other derivative losses	(357)	-
Profit before income tax	14,897	4,897

Income tax expense	(6,634)	(2,451)
NET PROFIT FOR THE PERIOD	8,263	2,446

Other comprehensive loss
Non-cash loss on marketable securities	(184)	(31)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$8,079	$2,415

Weighted average number of common shares outstanding – Basic	163,569,215	162,260,681
Earnings per share – Basic	$0.05	0.02
Weighted average number of common shares outstanding – Diluted	164,375,897	164,935,845
Earnings per share – Diluted	$0.05	0.02

News Release – May 10, 2012 Aurizon Reports First Quarter 2012 Results	Page | 12

Aurizon Mines Ltd.
Interim Statements of Cash Flows (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended	March 31, 2012	March 31, 2011

Operating activities
Net profit for the period	$8,263	$2,446
Adjustment for non-cash items:
Depreciation and amortization	7,841	8,036
Share-based compensation	1,274	1,398
Deferred income tax (recovery) expense	(5,496)	271
Refundable and non-refundable taxes	3,315	-
Derivative losses	357	-
Other	799	2,071
	16,353	14,222
Decrease (increase) in non-cash working capital items	(12,929)	314
Net cash provided by operating activities	3,424	14,536

Investing activities
Property, plant and equipment	(15,235)	(10,546)
Mineral properties	(30)	(30)
Other investing activities	(5,242)	(418)
Net cash used in investing activities	(20,507)	(10,994)

Financing activities
Issuance of shares	2,299	393
Deferred finance costs	-	(477)
Net cash provided (used) by financing activities	2,299	(84)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,784)	3,458
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	213,486	139,341
CASH AND CASH EQUIVALENTS – END OF PERIOD	$198,702	$142,799